Exhibit 99.1

New Gold's Third Quarter Delivers 31% Increase in Gold Production at Lower Costs

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Oct. 28, 2015 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2015 third quarter operational and financial results.

2015 THIRD QUARTER HIGHLIGHTS

  Gold production increased by 31% to 122,580 ounces relative to 93,367 ounces in the prior-year quarter
    Copper production of 24.6 million pounds consistent with 25.6 million pounds in the prior-year quarter
    Silver production increased to 0.6 million ounces from 0.2 million ounces in the prior-year quarter
  All-in sustaining costs(1) of $788 per ounce, including total cash costs(2) of $495 per ounce
  Net cash generated from operations before changes in working capital(3) of $58 million, or $0.11 per share
  September 30, 2015 cash balance of $385 million
  Construction at Rainy River advancing on schedule – site earthworks over 50% complete and key initial mining equipment successfully commissioned
  Strengthened balance sheet through two previously announced transactions
    $175 million Rainy River streaming transaction with Royal Gold – initial payment of $100 million received in July 2015 with remaining $75 million expected by mid-2016
    El Morro transaction expected to close in the fourth quarter – New Gold to receive approximately $60 million in cash after-tax, a 4% gold stream on future gold production from El Morro and have the company's $94 million carried funding loan payable to Goldcorp cancelled

"New Gold moved from strength to strength during the third quarter," stated Randall Oliphant, Executive Chairman. "Our gold production increased significantly, our costs decreased and we further strengthened our balance sheet. When including the cash proceeds from the El Morro transaction and the remaining stream deposit from Royal Gold, our company has total pro forma liquidity of over $750 million which exceeds the remaining development capital estimate at Rainy River. In addition, with quarterly all-in sustaining costs below $800 per ounce we continued to generate a robust margin. We now look forward to finishing the year with another strong operational quarter and further advancing the construction of Rainy River."

CONSOLIDATED YEAR-TO-DATE OPERATIONAL RESULTS AND 2015 GUIDANCE

Consistent with the company's February 2015 guidance for the year, production was planned to be weighted to the second half of 2015 and New Gold's four operations began to deliver this higher production in the third quarter. As the company has produced over 300,000 ounces of gold through the first nine months of the year and expects a strong fourth quarter, full-year gold production continues to have the potential to be toward the high end of the original guidance range of 390,000 to 430,000 ounces. Consolidated copper production is expected to be at the low end of the guidance range of 100 to 112 million pounds and consolidated silver production is expected to be in line with guidance at 1.75 to 1.95 million ounces.

New Gold's 2015 all-in sustaining costs(1) guidance of $745 to $785 per ounce, including total cash costs(2) of $340 to $380 per ounce was set in February of 2015. The company's cost guidance was based on assumptions of $2.75 per pound of copper and $16.00 per ounce of silver and foreign exchange rates for the Canadian dollar, Australian dollar and Mexican peso of $1.25, $1.25 and $15.00 to the U.S. dollar, respectively.

For the nine-month period ended September 30, 2015, New Gold's all-in sustaining costs(1) were $895 per ounce, including total cash costs(2) of $464 per ounce. All-in sustaining costs(1) and total cash costs(2) per ounce are tracking above guidance due to the combined impact of by-product commodity prices being lower than those assumed at the beginning of 2015, copper production being at the low end of guidance and a higher percentage of the company's gold production coming from Mesquite, which is expected to have an above average cost year in 2015.

The company's fourth quarter all-in sustaining costs(1) and total cash costs(2) are expected to be lower than the year-to-date costs driven by the combined benefit of higher gold and copper sales volumes. As a result, the 2015 full-year all-in sustaining costs(1) and total cash costs(2) per ounce are expected to decrease relative to those achieved through the first nine months of the year.

At the end of the second quarter, the company indicated that based on spot commodity prices and foreign exchange rates at that time, full-year costs were expected to be higher than the guidance provided at the beginning of 2015. Since that time, copper prices have decreased further, while foreign exchange rates have remained in line. As a result, New Gold expects full-year all-in sustaining costs(1) of $840 to $860 per ounce, including total cash costs(2) of $430 to $450 per ounce.

2015 THIRD QUARTER OPERATIONAL RESULTS

New Gold's third quarter gold production of 122,580 ounces increased by 31% relative to the prior-year quarter. The significant increase in quarterly gold production was a result of higher production at each of New Afton, Mesquite and Cerro San Pedro more than offsetting a decrease at the Peak Mines. Consolidated copper production of 24.6 million pounds was in line with the third quarter of 2014 and silver production increased to 0.6 million ounces.

New Gold's third quarter all-in sustaining costs(1) of $788 per ounce decreased by $60 per ounce relative to the prior-year quarter. The decrease in all-in sustaining costs(1) was attributable to the higher gold production base as well as a $13 million, or $244 per ounce, decrease in cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures. The decrease in all-in sustaining costs(1) was achieved despite a $19 million, or $368 per ounce, decrease in copper and silver by-product revenue resulting from lower realized prices(4). The company's third quarter total cash costs(2) of $495 per ounce, which are a component of all-in sustaining costs(1), increased relative to the prior-year quarter as the impact of lower by-product revenue was only partially offset by the higher gold production and the depreciation of the Canadian and Australian dollars relative to the U.S. dollar.

New Afton
Gold production at New Afton during the third quarter of 26,986 ounces increased relative to the prior-year quarter. The increase in quarterly production was driven by a 5% increase in throughput to an average of over 15,300 tonnes per operating day, with gold grade and recovery remaining consistent. New Afton's quarterly operating performance continued to benefit from the completion of the mill expansion in mid-2015. As a result of the incremental grinding capacity added to the mill circuit, gold recovery remained at 83% despite the increase in throughput.

New Afton's quarterly copper production of 21.4 million pounds was in line with the third quarter of 2014. The combination of the 5% increase in throughput and a 1% increase in copper recovery, resulting from the successful mill expansion project, offset a decrease in copper grade.

The increase in New Afton's total cash costs(2) to ($533) per ounce was primarily attributable to an $18 million, or $687 per ounce, decrease in copper by-product revenue relative to the prior-year quarter driven by a decrease in the realized price(4). The impact to costs of the increase in ore tonnes mined and processed during the quarter was offset by a 20% depreciation of the Canadian dollar relative to the U.S. dollar. New Afton's sustaining capital expenditures of $12 million remained in line with the third quarter of 2014 resulting in all-in sustaining costs(1) of ($20) per ounce in the quarter.

New Afton's third quarter co-product cash costs(2) were $471 per ounce of gold and $0.94 per pound of copper relative to $383 per ounce and $1.04 per pound in the prior-year quarter as a greater percentage of revenue was derived from gold relative to the third quarter of 2014. The mine's third quarter co-product all-in sustaining costs(1) of $671 per ounce of gold and $1.33 per pound of copper compared to $560 per ounce and $1.44 per pound in the third quarter of 2014.

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
GOLD PRODUCTION (thousand ounces)
New Afton	27.0	25.6	75.3	79.3
Mesquite	43.3	26.3	91.5	70.4
Peak Mines	20.7	28.3	55.1	77.1
Cerro San Pedro	31.6	13.2	82.2	47.3
Total Gold Production	122.6	93.4	304.0	274.1

Total Gold Sales (thousand ounces)	115.7	88.2	295.8	267.0
Average Realized Gold Price per ounce(4)	$1,117	$1,236	$1,174	$1,283

COPPER PRODUCTION (million pounds)
New Afton	21.4	21.1	60.9	64.1
Peak Mines	3.2	4.6	10.3	12.9
Total Copper Production	24.6	25.6	71.1	77.0

Total Copper Sales (million pounds)	21.6	22.7	67.4	72.2
Average Realized Copper Price per pound(4)	$2.23	$3.11	$2.52	$3.06

SILVER PRODUCTION (thousand ounces)
New Afton	70.9	59.8	192.3	183.2
Peak Mines	26.3	32.6	78.6	99.4
Cerro San Pedro	472.2	138.3	1,107.8	783.0
Total Silver Production	569.4	230.7	1,378.6	1,065.6

Total Silver Sales (thousand ounces)	544.4	233.6	1,321.3	1,064.4
Average Realized Silver Price per ounce(4)	$14.72	$19.66	$15.72	$19.90

TOTAL CASH COSTS(2)($ per ounce)
New Afton	($533)	($1,245)	($769)	($1,264)
Mesquite	718	951	800	937
Peak Mines	894	568	941	641
Cerro San Pedro	731	1,604	852	1,185
Total Cash Costs(2)	$495	$311	$464	$272

All-IN SUSTAINING COSTS(1)($ per ounce)
New Afton	($20)	($700)	($203)	($680)
Mesquite	892	1,625	1,300	1,354
Peak Mines	1,250	873	1,302	955
Cerro San Pedro	749	1,701	866	1,317
All-in Sustaining Costs(1)	$788	$848	$895	$754

For the nine-month period ended September 30, 2015, gold production at New Afton of 75,256 ounces was slightly below production of 79,288 ounces in the prior-year period as the combination of lower gold grade and recovery was only partially offset by higher throughput. As the mill expansion was completed on schedule in mid-2015, gold recovery in the early part of 2015 was lower than the prior year as throughput was increased. Since the completion of the mill expansion, gold recovery has increased by 3% relative to the first quarter of 2015.

New Afton's copper production of 60.9 million pounds in the first nine months of 2015 was below prior-year period production of 64.1 million pounds for reasons consistent with those noted above for gold production. Copper recovery in the third quarter was 4% higher than the first quarter of 2015, demonstrating the benefits of the mill expansion project.

New Afton's total cash costs(2) for the nine-month period ended September 30, 2015 of ($769) per ounce were $495 per ounce higher than the prior-year period. The increase in costs was primarily attributable to a $41 million, or $392 per ounce, decrease in copper by-product revenue relative to the prior-year period driven by a combination of the decrease in the realized price(4) and lower copper sales volumes. New Afton's sustaining capital expenditures in the first nine months of 2015 were approximately 10% below the prior-year period, resulting in all-in sustaining costs(1) of ($203) per ounce.

New Afton's co-product cash costs(2) were $476 per ounce of gold and $1.01 per pound of copper in the first nine months of 2015 relative to $413 per ounce and $0.99 per pound in the prior-year period and the mine's co-product all-in sustaining costs(1) were $682 per ounce of gold and $1.44 per pound of copper compared to $612 per ounce and $1.47 per pound in the prior-year period.

New Afton remains on track to finish the year in line with its gold production guidance range of 105,000 to 115,000 ounces. Full-year copper production is expected to be at the low end of the guidance range of 85 to 95 million pounds. Though New Afton's gross operating costs have been approximately 10% lower than the company's plans due to the depreciation of the Canadian dollar relative to the U.S. dollar, the mine's total cash costs(2) and all-in sustaining costs(1) have been impacted by lower than expected copper by-product revenue. The year-to-date average realized copper price(4) of $2.52 per pound has been below the company's guidance assumption of $2.75 per pound which, when combined with copper production being at the low end of guidance, will negatively impact the mine's 2015 total cash costs(2) and all-in sustaining costs(1) per ounce relative to guidance. Based on the net impact of the decrease in the copper price, the expected 2015 full-year copper production and the Canadian dollar foreign exchange rate benefit, New Afton's all-in sustaining costs(1) and total cash costs(2) should both be approximately $350 per ounce above the mine's guidance ranges of ($560) to ($520) per ounce and ($1,070) to ($1,030) per ounce, respectively.

Mesquite
Mesquite's third quarter gold production of 43,291 ounces increased by 65% relative to the prior-year quarter. The third quarter delivered Mesquite's highest quarterly production since the first quarter of 2012. The increase in production relative to the third quarter of 2014 was driven by the combination of a significant increase in the number of ore tonnes mined and placed on the leach pad and faster process recoveries resulting from the company's investment in the leach pad expansion. The benefit of the increase in ore tonnes was partially offset as a portion of the tonnes contained lower gold grade. Consistent with the company's expectations, Mesquite had a strong third quarter and with the significant number of ore tonnes placed on the pad, the mine is well positioned for a solid finish to the year.

Mesquite's third quarter total cash costs(2) of $718 per ounce were $233 per ounce below the prior-year quarter with the decrease attributable to higher quarterly production and lower diesel prices. Third quarter sustaining capital expenditures of $6 million were $11 million lower than the prior-year quarter thus positively impacting Mesquite's all-in sustaining costs(1). Mesquite's third quarter all-in sustaining costs(1) of $892 per ounce were $733 per ounce below the prior-year quarter.

For the nine-month period ended September 30, 2015, gold production of 91,479 ounces increased by 30% relative to the same period of the prior year. The increase in production was attributable to a 78% increase in ore tonnes mined and placed on the leach pad which was partially offset by lower gold grade.

Mesquite's total cash costs(2) of $800 per ounce for the nine-month period ended September 30, 2015 were $137 per ounce below the same period of the prior year while the mine's all-in sustaining costs(1) of $1,300 per ounce were $54 per ounce lower. The increase in sustaining capital expenditures at Mesquite in the first nine months of 2015, resulting from the company's planned focus on waste stripping as well as the leach pad expansion, was offset by higher gold production.

As Mesquite has produced over 90,000 ounces in the first nine months of 2015, the mine's full-year gold production is expected to exceed the high end of its guidance range of 110,000 to 120,000 ounces by approximately 10,000 ounces. Consistent with the company's plans, Mesquite's third quarter costs were well below those of the first half of the year thus positioning the mine to deliver full-year costs below guidance. Mesquite's 2015 full-year total cash costs(2) are expected to come in significantly below the guidance range of $925 to $965 per ounce due to the combined benefit of higher production and approximately $20 million of waste stripping costs being capitalized. At the same time, Mesquite's all-in sustaining costs(1) are expected to be $75 to $100 per ounce below the guidance range of $1,290 to $1,330 per ounce.

Peak Mines
Third quarter gold production at the Peak Mines of 20,734 ounces increased relative to the second quarter as planned, however was below that of the prior-year quarter. Gold production decreased when compared to the third quarter of 2014 due to the combined impact of an 11% decrease in tonnes processed and lower gold grade. As previously disclosed, the main stoping area of the Perseverance ore body experienced geotechnical challenges in March of 2015. Since that time, there has been reduced accessibility and a decrease in tonnes mined and processed from this area as there was an increased focus on rehabilitation and remediation.

Quarterly copper production of 3.2 million pounds was lower than the 4.6 million pounds produced in the prior-year quarter. Copper production decreased due to the combination of lower ore tonnes processed, grade and recovery.

Total cash costs(2) at the Peak Mines of $894 per ounce increased relative to the prior-year quarter due to the combined impact of a 19% decrease in gold sales volumes, a $4 million, or $99 per ounce, decrease in copper by-product revenue and increased costs associated with the rehabilitation of Perseverance. This increase was partially offset by the 28% depreciation of the Australian dollar relative to the U.S. dollar. Sustaining capital expenditures at the Peak Mines remained consistent with the third quarter of 2014, however, all-in sustaining costs(1) per ounce were similarly impacted by the lower gold sales volumes.

For the nine-month period ended September 30, 2015, gold production at the Peak Mines of 55,054 ounces was well below production of 77,141 ounces in the same period of the prior year. The decrease in gold production was attributable to a 12% decrease in throughput and lower gold grade, with both primarily related to the geotechnical challenges at Perseverance.

Copper production in the first nine months of 2015 of 10.3 million pounds was below the 12.9 million pounds produced in the prior-year period primarily due to lower throughput and copper recovery.

Total cash costs(2) of $941 per ounce and all-in sustaining costs(1) of $1,302 per ounce at the Peak Mines in the nine-month period ended September 30, 2015 increased relative to the prior-year period primarily due to the lower gold sales volumes as the impact of lower copper by-product revenue was offset by the combined benefit of the depreciation of the Australian dollar relative to the U.S. dollar and lower sustaining capital expenditures.

As anticipated, third quarter gold production increased relative to the second quarter and it is expected that the fourth quarter will be the Peak Mines' strongest production quarter of the year. With a strong finish to the year, full-year gold production at the Peak Mines should be close to the low end of the guidance range of 85,000 to 95,000 ounces despite the geotechnical challenges encountered earlier in the year. At the same time, copper production is expected to be approximately one million pounds below the guidance range of 15 to 17 million pounds. Total cash costs(2) and all-in sustaining costs(1) per ounce in the fourth quarter should benefit from higher gold production, however, as a result of the Perseverance rehabilitation costs and lower than planned copper production, full-year total cash costs(2) at the Peak Mines are expected to be approximately $150 per ounce above the guidance of $660 to $700 per ounce and approximately $200 per ounce above the guidance range of $1,005 to $1,045 per ounce for all-in sustaining costs(1).

The Peak Mines also delivered further exploration success during the third quarter. The team has continued to intercept encouraging mineralization at a new ore lens named Chronos. The Chronos lens is situated closer to surface, directly above the Perseverance ore body which is currently in production and adjacent to the mill. Thus far, the Chronos lens has been delineated over a vertical height of 280 metres, a strike length of 40 to 50 metres and an average true width that ranges from 10 to 25 metres. The mineralized lens intersects the top of Perseverance at a vertical depth of approximately 600 metres and remains open along strike to the north and south and upward toward the surface. To date 47 holes have been drilled into the Chronos lens, with 46 of the holes intercepting significant lead-zinc mineralization and visible gold observed in 15 of the holes. Additional exploration drilling to test the limits of both Chronos and Great Cobar, where the company had exploration success earlier in the year, is planned for the fourth quarter of 2015.

Cerro San Pedro
Cerro San Pedro continued its strong year with third quarter gold production of 31,569 ounces increasing by 140% relative to the prior-year quarter. The increase in gold production was driven by the combined benefit of a significant increase in ore tonnes mined and placed on the leach pad and higher gold grade.

Third quarter silver production at Cerro San Pedro of 0.5 million ounces also increased when compared to the prior-year quarter. Quarterly silver production benefitted from the additional ore tonnes placed on the leach pad in third quarter as well as prior quarters as the leach recovery cycle for silver is longer than for gold.

Cerro San Pedro's third quarter total cash costs(2) of $731 per ounce and all-in sustaining costs(1) of $749 per ounce were both over $850 per ounce below those of the prior-year quarter. Cerro San Pedro's third quarter costs benefitted from the combination of a higher gold production base, depreciation of the Mexican peso relative to the U.S. dollar and lower sustaining capital expenditures. These benefits were partially offset by a decrease in silver by-product revenue resulting from the lower realized silver price(4).

For the nine-month period ended September 30, 2015, Cerro San Pedro's gold production of 82,210 ounces increased by 74% when compared to the same period of the prior year. The drivers of the increase in gold production in the nine-month period were consistent with those noted for the third quarter.

Silver production in the first nine months of 2015 was 1.1 million ounces relative to 0.8 million ounces in the prior-year period.

Cerro San Pedro's total cash costs(2) of $852 per ounce and all-in sustaining costs(1) of $866 per ounce in the nine-month period ended September 30, 2015 were well below those of the prior-year period for reasons consistent with those noted for the third quarter. For the nine-month period, the increase in silver sales volumes has more than offset the decrease in the realized silver price(4) thus resulting in higher silver by-product revenue.

As Cerro San Pedro has produced over 80,000 ounces of gold in the first nine months of 2015, the mine is expected to reach the high end of its guidance range of 90,000 to 100,000 ounces. Cerro San Pedro's costs in the nine-month period ended September 30, 2015 are below the guidance for total cash costs(2) of $955 to $995 per ounce and all-in sustaining costs(1) of $1,005 to $1,045 per ounce. As the mine is expected to have a solid fourth quarter, Cerro San Pedro should deliver full-year costs $100 to $150 per ounce below the guidance range.

"I am proud of our operating team's execution in the third quarter," stated David Schummer, Executive Vice President and Chief Operating Officer. "Beyond delivering higher production at lower costs we also continued to focus on opportunities for further business improvement and cost optimization at all of our sites."

2015 THIRD QUARTER FINANCIAL RESULTS

NEW GOLD SUMMARY FINANCIAL RESULTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Revenues	177.3	169.3	513.9	537.9

Operating Margin(6)	71.9	75.1	210.7	249.9

Adjusted Net (Loss)/Earnings(5)	(8.5)	5.4	(13.9)	31.8
Adjusted Net (Loss)/Earnings per Share(5)	(0.02)	0.01	(0.03)	0.06

Net Earnings/(Loss)	(157.8)	(59.6)	(191.9)	(45.2)
Net Earnings/(Loss) per Share	(0.31)	(0.12)	(0.38)	(0.09)

Net Cash Generated from Operations before Changes in Working Capital(3)	58.4	78.6	188.5	240.6
Net Cash Generated from Operations	51.0	58.2	177.7	198.9

Third quarter revenues increased by $8 million, or 5%, relative to the prior-year quarter as higher metal sales volumes offset the impact of lower realized metal prices(4). The higher metal sales volumes increased revenues by $37 million which was partially offset by a $29 million decrease resulting from lower commodity prices. When compared to the prior-year quarter, the average realized price(4) decreased by $119 per ounce of gold, $0.88 per pound of copper and $4.94 per ounce of silver. Revenues in the third quarter of 2014 included a non-cash accounting charge of $7 million related to the company's monetization of its legacy hedge position in 2013. For the nine-month period ended September 30, 2015, New Gold's revenues of $514 million were impacted by the combination of lower realized prices(4) for all metals and the decrease in copper sales volumes which was partially offset by higher gold and silver sales volumes relative to the same period of the prior year. The $24 million decrease in revenues in the nine-month period was attributable to the net impact of a $53 million decrease driven by lower metal prices which was partially offset by a $29 million increase in metal sales volumes. Revenues in the nine-month period ended September 30, 2015 included a non-cash accounting charge of $21 million related to the company's monetization of its legacy hedge position in 2013.

New Gold's third quarter operating margin(6) remained in line with the prior-year quarter despite lower realized metal prices(4). The combined benefit of increased metal sales volumes and the depreciation of the Canadian and Australian dollars relative to the U.S. dollar largely offset the company's higher operating expenses associated with increased mining activity at each of New Afton, Mesquite and the Peak Mines. The company's operating margin(6) in the first nine months of 2015 decreased relative to the prior-year period as a result of lower revenues and higher costs associated with increased mining activity, which were partially offset by the depreciation of the Canadian and Australian dollars relative to the U.S. dollar.

New Gold had an adjusted net loss(5) of $9 million, or $0.02 per share, in the third quarter of 2015. The adjusted net loss(5) was attributable to the slight decrease in operating margin(6) coupled with an increase in depreciation and depletion associated with higher production and higher finance costs as interest is no longer capitalized against the Blackwater project. The impact of these items was partially offset by lower corporate administration and exploration and business development expenditures. The company reported a net loss of $158 million, or $0.31 per share. The reported net loss included the impact of a non-cash $100 million after-tax loss associated with the announced sale of El Morro and a $41 million pre-tax foreign exchange loss.

The company's third quarter net cash generated from operations before changes in working capital(3) of $58 million was $20 million lower than the prior-year period. The decrease in net cash generated from operations before changes in working capital(3) in the third quarter was driven by the $3 million decrease in operating margin(6), a $3 million non-recurring provision for corporate office consolidation costs and a $1 million cash tax payment. These items were partially offset by a $3 million decrease in cumulative corporate administration, exploration and business development expenditures. Net cash generated from operations before changes in working capital(3) in the prior-year quarter included $7 million in cash proceeds from the sale of gold associated with the accounting charge related to the company's monetization of its legacy hedge position in 2013 and a $4 million tax refund. Net cash generated from operations was $51 million. For the nine-month period ended September 30, 2015, New Gold's net cash generated from operations before changes in working capital(3) was $189 million compared to $241 million in the prior-year period and cash generated from operations was $178 million compared to $199 million in the prior-year period. The impact of the decrease in operating margin(6) in the first nine months of 2015 was partially offset by a decrease in corporate administration and exploration and business development expenditures.

FINANCIAL UPDATE

New Gold's cash and cash equivalents were $385 million as at September 30, 2015. In addition, the company expects to receive an additional $135 million of cash resulting from two previously announced transactions. As part of the company's $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. ("Royal Gold"), announced in July 2015, the remaining $75 million of the stream deposit is scheduled to be paid when 60% of the estimated Rainy River project development capital has been spent, which is expected to be by mid-2016, and other customary conditions precedent have been met. Upon closing of the El Morro transaction, which was announced in August 2015 and is expected to close in the fourth quarter, the company will receive approximately $60 million in cash (net of withholding tax) from Goldcorp Inc. ("Goldcorp"). New Gold also has a $300 million revolving credit facility of which $62 million has been used, as at September 30, 2015, to issue letters of credit with the balance remaining undrawn. New Gold's September 30, 2015 cash balance of $385 million together with Royal Gold's additional $75 million deposit, the $60 million after-tax cash proceeds from the El Morro sale and the amount available for drawdown under New Gold's revolving credit facility provide the company with approximately $758 million of total liquidity which exceeds Rainy River's remaining project development capital of approximately $710 million.

At the end of the third quarter of 2015, the face value of the company's long-term debt was $800 million (book value – $787 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April of 2020, $500 million of 6.25% face value senior unsecured notes due in November of 2022. As at September 30, 2015, the $94 million in El Morro funding loans was classified as a liability held for sale and will be cancelled when the El Morro transaction closes, expected in the fourth quarter of 2015. The company currently has approximately 509 million shares outstanding.

"Our cash balance, coupled with the remaining $135 million we are due to receive from Goldcorp and Royal Gold as part of our two transactions, provides us with solid financial flexibility," stated Brian Penny, Executive Vice President and Chief Financial Officer. "In addition to our strong operational execution, our operating costs at New Afton, the Peak Mines and Cerro San Pedro, and development costs at Rainy River, continue to benefit from the depreciation of local currencies relative to the U.S. dollar, leaving us well positioned as we continue to execute on our plans."

PROJECTS UPDATE

RAINY RIVER

Development activity at New Gold's Rainy River project, located in northwestern Ontario, has continued to advance on schedule, with first production remaining on target for mid-2017.

RAINY RIVER – THIRD QUARTER 2015 PROJECT UPDATES

  Detailed engineering completed
  Temporary accommodation facility completed
  Relocation of Highway 600 – over 45% complete and on schedule for completion in December 2015
  Plant Site earthworks – over 50% complete
  Concrete placement – over 15% complete
    First structural steel erected on October 7th
  Assembly of initial mine fleet ongoing – commissioned two 218-tonne trucks, one hydraulic shovel, one loader, three dozers and two blasthole drills
  No Lost Time Incidents since the company acquired the project in 2013

Project capital expenditures at Rainy River during the third quarter totalled $48 million, bringing the total project development capital spending through September 30, 2015 to $168 million. Through the end of the third quarter of 2015, New Gold has spent 19% of the total development capital estimate of $877 million. Beyond the $168 million that has been spent, the company has committed an additional $342 million of the project development capital.

As previously disclosed, in July 2015, New Gold entered into a streaming transaction with Royal Gold. Under the terms of the transaction, Royal Gold agreed to provide New Gold with a deposit of $175 million in exchange for the delivery by New Gold of a percentage of the future gold and silver production from the Rainy River project. Royal Gold paid $100 million of the deposit concurrent with entering into the transaction and the remaining $75 million will be paid when 60% of the estimated project development capital has been spent and other customary conditions precedent are met. Based on the currently planned timing of development capital expenditures at Rainy River, it is estimated that 60% of the project development costs will have been spent by mid-2016.

Upon the start of production at Rainy River, New Gold will deliver 6.50% of the project's monthly gold production and 60% of the monthly silver production to Royal Gold until a total of 230,000 ounces of gold and 3.1 million ounces of silver have been delivered (the "Ounce Thresholds"). Once each of the Ounce Thresholds has been satisfied, the stream percentage for that metal will decrease by 50% such that New Gold will thereafter be required to deliver 3.25% of the project's gold production and 30% of the silver production. In addition to the $175 million deposit, Royal Gold will be required to pay New Gold in cash 25% of the average spot gold price and silver price at the time the stream ounces are delivered. The streaming transaction enabled New Gold to secure 20% of the development capital costs for less than 6% of the project's estimated future revenues at current metal prices. The transaction increases the project's rate of return for New Gold equity holders by approximately 3% and, importantly, was structured to maximize the company's exposure to both the continued exploration potential of the Rainy River district and long-term gold and silver prices.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. Over its first nine years of full production, the 21,000 tonne per day, combined open pit-underground operation is expected to produce an average of 325,000 ounces of gold per year at all-in sustaining costs(1) of approximately $670 per ounce, including total cash costs(2) of $570 per ounce. The company looks forward to advancing the Rainy River project and providing further updates on its development through the remainder of 2015 and beyond.

BLACKWATER

The company's Blackwater project, located in south-central British Columbia, is expected to produce an average of 485,000 ounces of gold per year at below industry average costs. The current focus at Blackwater is attaining the approval of the Environmental Assessment. Work with the Canadian Environmental Assessment Agency and the British Columbia Environmental Assessment Office to advance the Federal and Provincial Environmental Assessment continued during the third quarter. Capital expenditures during the third quarter were $2 million and were related to the continued advancement of the environmental assessment process and associated environmental and engineering studies. For the nine-month period ended September 30, 2015, capital expenditures at Blackwater were $4 million.

During the third quarter, exploration activities at Blackwater included the completion of a 5,400 metre reconnaissance drilling program in the Blackwater South area where a zone of strong porphyry-style mineralization was identified in 2014. The results of this year's program provide further confirmation of the strong potential for the discovery of additional gold and silver resources in an area that extends up to four kilometres south and west of the main Blackwater deposit. The results of the 2015 exploration program will be further evaluated during the fourth quarter to support a decision regarding the company's plans for additional exploration at Blackwater.

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater's development will be driven by prevailing market conditions over the coming years.

EL MORRO

As previously disclosed, in August, New Gold announced that the company had entered into an agreement with Goldcorp to sell New Gold's 30% interest in the El Morro project in exchange for $90 million in pre-tax cash (approximately $60 million after-tax), a 4% stream on gold production from the El Morro property and the cancellation of New Gold's $94 million carried funding loan. The transaction provides New Gold with increased financial flexibility, strengthens the balance sheet and enables the company to maintain exposure to El Morro's significant current gold reserves and its ongoing exploration potential.

In August, Goldcorp and Teck Resources Limited ("Teck") also announced that they plan to combine their respective El Morro and Relincho projects into a 50/50 joint venture with the interim name of Project Corridor. Based on the results of the Project Corridor Preliminary Economic Assessment, when ore is sourced from El Morro, gold production is expected to average over 400,000 ounces per year which would enable New Gold to purchase over 16,000 ounces of gold per year at $400 per ounce. The cash purchase price for gold delivered under the stream is fixed at $400 per ounce for the first 217,000 ounces of gold, where 217,000 ounces reflects 4% of El Morro's currently estimated recoverable gold production. Thereafter, the cash purchase price will be $400 per ounce plus an annual 1% inflation adjustment calculated from 2016.

Goldcorp and Teck are expecting to commence a Pre-Feasibility Study in early 2016 which should be completed 12 to 18 months thereafter.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results will be held on Thursday, October 29, 2015 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until November 30, 2015 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 49135913. An archived webcast will also be available until January 31, 2016 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as an interest in the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, the statements under the headings "Consolidated Year-To-Date Operational Results and 2015 Guidance" and "Financial Update" and statements with respect to: guidance for production; total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; mineral reserve and mineral resource estimates; grades expected to be mined at the Company's operations; the expected production, costs, economics and operating parameters of the Rainy River project; planned activities for 2015 and beyond at the Company's operations and projects, as well as planned exploration activities; expected production for the Blackwater project; targeting timing for commissioning and full production (and other activities) related to Rainy River and the sequencing of Blackwater; statements with respect to the ability of the parties to satisfy the conditions of and complete the sale of New Gold's interest in the El Morro property to Goldcorp Inc. ("El Morro sale"); the ability of Teck Resources Limited and Goldcorp Inc. to satisfy the conditions of and complete the El Morro – Relincho joint venture ("Project Corridor"); and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River and Blackwater projects being realized; (10) commodity prices and exchange rates being consistent with those estimated for purposes of 2015 guidance; (11) conditions of the El Morro sale, and the conditions to closing of Project Corridor, being satisfied in a timely manner; and (12) conditions to the payment of the remaining $75 million from Royal Gold being satisfied mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; delay or failure to receive regulatory approvals or the failure to satisfy other closing conditions to the El Morro sale or Project Corridor; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a "Qualified Person" as defined under National Instrument 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2014.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure.

All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Operating expenses	105.4	94.2	303.2	288.0
Treatment and refining charges on concentrate sales	8.1	8.2	24.0	25.7
Adjustments	(0.1)	0.3	0.6	0.8
Total cash costs before by-product revenue	113.4	102.7	327.8	314.5
By-product copper and silver sales	(56.1)	(75.3)	(190.6)	(241.8)
Total cash costs net of by-product revenue	57.3	27.4	137.2	72.7
Gold ounces sold	115,695	88,168	295,847	266,956
Total cash costs per gold ounce sold ($/ounce)	495	311	464	272
Total cash costs per gold ounce sold on a co-product basis($/ounce)	662	666	693	668
Total cash costs net of by-product revenue	57.3	27.4	137.2	72.7
Sustaining capital expenditures	24.5	36.5	97.9	90.6
Sustaining exploration - expensed & capitalized	1.4	2.3	4.5	8.6
Corporate G&A including share-based compensation	6.8	7.2	21.9	25.5
Reclamation expenses	1.2	1.3	3.2	4.0
Total all-in sustaining costs	91.2	74.8	264.7	201.3
All-in sustaining costs per gold ounce sold ($/ounce)	788	848	$895	$754
All-in sustaining costs per gold ounce sold on a co-product basis($/ounce)	867	983	$972	$951

(3) NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Net cash generated from operations before changes in working capital" and "Net cash generated from operations before changes in working capital per share" are non-GAAP financial measures with no standard meaning under IFRS, which exclude changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before temporary working capital changes.

NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Net cash (used) generated from operations	51.0	58.2	$177.7	$198.9
Add back (deduct): Change in non-cash operating working capital	7.4	20.4	10.8	41.7
Net cash generated from operations before changes in non-cash working capital	58.4	78.6	188.5	240.6

Weighted average number of shares outstanding (in millions)	509.1	503.9	508.9	503.7
Net cash generated from operations per share	0.10	0.12	0.35	0.39
Net cash generated from operations before changes in working capital per share	0.11	0.16	0.37	0.48

(4) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company's legacy hedge position is realized into income over the original term of the hedge contract. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

(5) ADJUSTED NET (LOSS)/EARNINGS
"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET (LOSS)/EARNINGS RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Net earnings (loss) before taxes	(241.6)	(11.5)	(268.0)	11.0
Loss (gain) on disposal of assets	182.0	0.1	182.7	(0.2)
Realized and unrealized gain on non-hedged derivatives	1.7	(9.2)	(9.8)	(4.4)
(Gain) loss on foreign exchange	40.8	23.1	72.6	26.1
Gold stream transaction costs	2.6	0.0	2.6	0.0
Unrealized loss on revaluation of gold stream obligation	3.2	0.0	3.2	0.0
Provision for office consolidation	3.0	0.0	3.0	0.0
Loss on hedge monetization over original term of hedge	0.0	6.8	0.0	20.5
Other	0.4	(0.2)	0.2	0.0
Adjusted net earnings (loss) before tax	(7.9)	9.1	(13.5)	53.0
Income tax expense	83.8	(48.1)	76.1	(56.2)
Income tax adjustments	(84.4)	44.4	(76.5)	35.0
Adjusted income tax expense	(0.6)	(3.7)	(0.4)	(21.2)
Adjusted net earnings (loss)	(8.5)	5.4	(13.9)	31.8
Adjusted earnings (loss) per share (basic)	(0.02)	0.01	(0.03)	0.06
Adjusted effective tax rate	7%	(41%)	3%	(40%)

(6) OPERATING MARGIN
"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

OPERATING MARGIN RECONCILIATION

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2015	2014	2015	2014

Revenues	177.3	169.3	513.9	537.9
Less: Operating expenses	(105.4)	(94.2)	(303.2)	(288.0)
Operating margin	71.9	75.1	210.7	249.9

CONDENSED CONSOLIDATED INCOME STATEMENTS (unaudited)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2015	2014	2015	2014
Revenues	177.3	169.3	513.9	537.9
Operating expenses	105.4	94.2	303.2	288.0
Depreciation and depletion	60.8	53.7	166.6	158.0
Earnings from mine operations	11.1	21.4	44.1	91.9

Corporate administration	5.2	6.0	16.7	20.2
Provision for office consolidation	3.0	-	3.0	-
Share-based payment expenses	1.7	1.5	5.7	6.0
Exploration and business development	2.5	5.0	4.8	12.4
(Loss) earning from operations	(1.3)	8.9	13.9	53.3
Finance income	0.4	0.5	1.0	1.0
Finance costs	(10.0)	(7.1)	(31.4)	(21.8)
Other (losses)	(230.7)	(13.8)	(251.5)	(21.5)
(Loss) earning before taxes	(241.6)	(11.5)	(268.0)	11.0
Income tax recovery (expense)	83.8	(48.1)	76.1	(56.2)
Net (loss)	(157.8)	(59.6)	(191.9)	(45.2)
(Loss) earnings per share
Basic	(0.31)	(0.12)	(0.38)	(0.09)
Diluted	(0.31)	(0.12)	(0.38)	(0.09)
Weighted average number of shares outstanding (in millions)
Basic	509.1	503.9	508.9	503.7
Diluted	509.1	503.9	508.9	503.7

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at September 30	As at December 31
(in millions of U.S. dollars)	2015	2014
ASSETS
Current assets
Cash and cash equivalents	384.6	370.5
Trade and other receivables	110.7	34.8
Inventories	160.4	187.5
Current income tax receivable	23.8	31.1
Prepaid expenses and other	4.3	10.6
Total current assets	683.8	634.5

Assets held for sale	259.4	-

Non-current inventories	105.8	66.5
Mining interests	2,710.5	3,008.7
Deferred tax assets	157.1	168.3
Other	3.2	3.8
Total assets	3,919.8	3,881.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	160.0	97.0
Current income tax payable	4.8	7.9
Total current liabilities	164.8	104.9

Liabilities held for sale	140.4	-

Reclamation and closure cost obligations	69.1	63.5
Provisions	12.7	9.4
Derivative liabilities	5.9	16.9
Long-term debt	787.1	874.3
Deferred tax liabilities	470.4	494.9
Deferred benefit	-	46.3
Other	0.3	0.4
Total liabilities	1,813.9	1,610.6
Equity
Common shares	2,840.1	2,820.9
Contributed surplus	102.3	96.7
Other reserves	0.3	(1.5)
Deficit	(836.8)	(644.9)
Total equity	2,105.9	2,271.2
Total liabilities and equity	3,919.8	3,881.8

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2015	2014	2015	2014
OPERATING ACTIVITIES
Net loss	(157.8)	(59.6)	(191.9)	(45.2)
Adjustments for:
Realized losses on gold contracts	-	6.8	-	20.5
Foreign exchange (gains) losses	40.8	23.1	72.6	26.1
Reclamation and closure costs paid	(0.2)	(0.3)	(0.4)	(0.9)
Loss on disposal of assets	-	0.1	0.7	(0.2)
Impairment loss on reclassification of asset as held for sale	182.0	-	182.0	-
Depreciation and depletion	60.9	54.1	166.4	157.8
Other non-cash adjustments	1.9	(3.8)	(4.0)	3.5
Income tax (recovery) expense	(83.8)	48.1	(76.1)	56.2
Finance income	(0.4)	(0.5)	(1.0)	(1.0)
Finance costs	10.0	7.1	31.4	21.8
Unrealized (gain)/loss on gold stream liability	3.2	-	3.2	-
Financial instrument transaction costs	2.6	-	2.6	-
	59.2	75.1	185.5	238.6
Change in non-cash operating working capital	(7.4)	(20.4)	(10.8)	(41.7)
Income taxes refunded (paid)	(0.8)	3.5	3.0	2.0
Cash generated from operations	51.0	58.2	177.7	198.9
INVESTING ACTIVITIES
Mining interests	(76.7)	(73.7)	(219.8)	(190.6)
Government grant received	-	20.5	-	20.5
Proceeds from the sale of assets	0.1	0.1	0.9	0.4
Interest received	0.4	0.2	1.0	0.6
Cash used in investing activities	(76.2)	(52.9)	(217.9)	(169.1)
FINANCING ACTIVITY
Issuance of common shares on exercise of options and warrants	0.1	0.4	0.2	1.4
Receipt of gold stream funds	100.0	-	100.0	-
Financing initiation costs	(2.6)	(2.2)	(2.6)	(2.2)
Interest paid	-	(0.1)	(26.1)	(26.2)
Cash generated from financing activities	97.5	(1.9)	71.5	(27.0)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(14.5)	(1.3)	(17.2)	(1.1)
Change in cash and cash equivalents	57.8	2.1	14.1	1.7
Cash and cash equivalents, beginning of period	326.8	414.0	370.5	414.4
Cash and cash equivalents, end of period	384.6	416.1	384.6	416.1
Cash and cash equivalents are comprised of:
Cash	272.6	251.1	272.6	251.1
Short-term money market instruments	112.0	165.0	112.0	165.0
	384.6	416.1	384.6	416.1

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:01e 28-OCT-15